Filed by: Suez
pursuant to Rule 165 and Rule 425(a)
under the Securities Act of 1933, as amended

Subject Company: SUEZ
Exchange Act File Number: 001-15232

Date: October 31, 2006

The following slides were presented by Suez and Gaz de France at a joint press conference on October 30, 2006.

Important Information
This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.

Forward-Looking Statements
This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 5, 2006 (under no: R.06-050) and in the Document de Référence and its update filed by Suez on April 11, 2006 (under no: D.06-0248), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 26, 2006. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

* * * *

                                                                Press conference

                             Gaz de France     SUEZ

                                 Merger update:
                      Proposed structure of the new group

                                                               30th October 2006

Disclaimer

Important Information This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United
States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation.  Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person. The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary
Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of
1933, as amended, or pursuant to a valid exemption from registration. In connection with the proposed business combination, the required information document will be filed with the Autorite des marches financiers ("AMF") and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States
Securities and Exchange Commission ("SEC"), a registration statement on Form
F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC's web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction -related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF's website at www.amf-france.
org or directly from Gaz de France on its web site at: www.gazdefrance. com or directly from Suez  on its website at: www.suez.com, as the case may be.

Forward -Looking Statements This communication contains forward -looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward
-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward -looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward -looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward -looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward -looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorite des marches financiers ("AMF") made by Gaz de France and Suez, including those listed under "Facteurs de Risques" in the Document de Reference filed by Gaz de France on May 5, 2006 (under no: R.06-050) and in the Document de Reference filed by Suez on April 11, 2006 (under no: D.06-0248), as well as under "Risk Factors" in the Annual Report on Form 20-F for 2005 that Suez filed with the SEC on June 26, 2006. Except as required by applicable law, neither
Gaz de France nor Suez undertakes any obligation to update any forward -looking information or statements.

The creation of a global leader in energy and environment

o  A portfolio of complementary businesses     o World leader in LNG

o  Strong Franco-Belgian roots                 o No 1 buyer and supplier of
   with international strongholds                gas in Europe

o  Leading positions in all of its businesses  o No 5 poducer and supplier of electricity in Europe
o  Unparalleled strengths
   that meet the needs of the sector           o No 1 gas transportation
                                                 and distribution network
o  Gas/Electricity convergence                   in Europe

o  Diversified and efficient production mix    o European leader in energy
                                                 services
o  Flexibility in terms of gas supply
                                               o Global leader in environmental
                                                 services

 A global leader in energy and environment capable of meeting the challenges of the 21st century

Key milestones already reached

o    In-depth  preliminary  dialogue with SUEZ and Gaz de France's employees and employee representatives

o    Setting up of task  forces by both the Gaz de France and SUEZ teams for the merger and operational integration of the two groups

o    Gaz de  France  privatisation  law voted  through  by the  French  National
     Assembly and Senate on 3(rd) and 25(th) October 2006

o    The support of the Belgian government for the proposed merger and signature of the pax electrica II on 6(th) October 2006

o    Announcement of the commitments  made to the European  Commission on 13(th)
     October 2006

Next steps before completion of the merger

o    1(st) half of November 2006

     .    Consultation with the employee representatives of the two groups
     .    Merger  agreement  submitted  to SUEZ and Gaz de  France's  respective board of directors
     .    Calling of the two groups' shareholders' meetings
     .    Announcement  of the terms and  conditions  of the merger that will be submitted to the two groups' shareholders' meetings

o    2(nd) half of November 2006

     .    European Commission's decision on proposed merger

o    2n(d) half of December 2006

     .    Shareholders' meetings approving the merger

o    As from January 2007

     .    Operational integration of SUEZ and Gaz de France

                      With the merger timetable on track,
                  the new group will be operational as of 2007

Principles of the proposed structure

o    An efficient  and dynamic  organisation  that is entirely  dedicated to the successful implementation of a shared ambitious industrial vision

o    Organised according to sector and geographic criteria which will enable the group to generate the announced synergies

o    Pooling  of  industrial  assets  and  employee  skills  throughout  all the business units of the new group

o    A quick and unifying integration process

o    Gerard Mestrallet,  chairman and chief executive  officer,  will direct the new group jointly with Jean-Francois Cirelli, vice chairman and president

An organisation with a shared strategic vision

The operational structure of the new group

           Chairman and chief executive officer -- Gerard Mestrallet
              Vice chairman and president -- Jean-Francois Cirelli

                                     Energy
                                     Policy
                                   Committee

Energy     Energy Europe       Global        Infrastructure (2)   Environment (1)    Energy
France (2)       &         Gas and LNG (2)                                         Services (1)
           International (1)
Henri      Jean-Pierre       Jean-Marie          Yves               Jean-Louis       Jerome
Ducre        Hansen            Dauger           Colliou              Chaussade        Tolot

                    6 business units to meet the industrial
                          challenges of the new group

Notes
1 Reporting to Gerard Mestrallet
2 Reporting to Jean-Francois Cirelli

Energy France

Energy
France

         o Electricity production and energy supply in France:
           - CNR, SHEM, DK6
Business o Maintenance of individual gas heaters :
overview   - Savelys

Manager o Henri Ducre
        o 11 million clients

Ranking o N(degree) 1 gas supplier in France
        o N(degree) 2 electricity producer in France: 7 GW (excluding co-generation)

Energy Europe & International

Energy Europe & International

Business overview	▸ Electricity production and energy supply outside France ▸ Organised into three divisions: Energy Benelux-Germany – Jean-Pierre Hansen Energy Europe – Pierre Clavel Energy International – Dirk Beeuwsaert
Manager	▸ Jean-Pierre Hansen – Dirk Beeuwsaert (deputy)
Ranking	▸ 50 GW installed capacity ▸ Leading Benelux electricity producer ▸ 2nd largest gas supplier in Belgium ▸ Strongholds in Germany, Italy, Eastern Europe, Spain and Portugal ▸ Significant presence outside of Europe: Brazil, USA, Middle East and Thailand…

Gaz de France

SUEZ

9

Global Gas and LNG

                       Global
                    Gas and LNG

         o Exploration-production
Business o Supply
overview o LNG
         o Major gas clients in Europe

Manager o Jean-Marie Dauger

        o N(o) 1 buyer of gas in Europe
Ranking o Global leader in LNG
        o Reserves of 750 Mbep

                                       10

Infrastructure

                                        Infrastructure

         o Gas transportation networks (GRTgaz and stake in Fluxys)
         o Storage
Business o Gas distribution network in France
overview o LNG terminals in France and Belgium
         o Shareholding in Elia (Belgian electricity transport network)

Manager  o Yves Colliou

         o N(o) 1 gas transportation network in Europe
Ranking  o N(o) 1 gas distribution network in Europe
         o N(o) 2 storage operator in Europe
         o N(o) 1 regasification capacity in Europe

                                       11

Environment

                                            Environment

         o Environmental services
Business   - Water (treatment, production, distribution, sanitation)
overview   - Waste services (collection, sorting/treatment, disposal)
           - Engineering (water treatment plants)

Manager  o Jean-Louis Chaussade

         o Global leader in environmental services
Ranking    - 80 million people provided with drinking water
           - 50 million people connected to sanitation services
           - 65 million people provided with waste services
           - 10,000 water treatment plants built in 70 countries

                                       12

Energy Services

Energy
Services

Business o Energy services in Europe organised around:
overview   - SUEZ Energy Services
           - Cofathec, a Gaz de France subsidiary

Manager  o Jerome Tolot

         o European leader in energy services
Ranking  o Very strong market positions in France, Benelux, Italy and the UK
         o Good geographical fit in Europe

                                       13

Operational structure

           Chairman and chief executive officer -- Gerard Mestrallet
              Vice chairman and president -- Jean-Francois Cirelli

                            Finance (1) & (2)
                            Gerard Lamarche
Audit & risk officer (1)    Deputy: Stephane Brimont
Philippe Jeunet                          Integration & synergies (2)
Deputy: Henri Masson                     Emmanuel Hedde
Group general secretary (1)              Deputy: Isabelle Kocher
Yves de Gaulle                           Human resources (2)
Financial communications 1               Philippe Saimpert
& sustainable development                Deputy: Muriel Morin
Montaigne                                Executive management (1) & (2)
Valerie Bernis                           Emmanuel Van Innis
Communications (1)                       Deputy: Michel
Raphaele Rabatel                         Strategy (2)
International relations (1)              Alain Chaigneau
Jean-Marie Dauger                        Deputy: Didier Sire
                                          R & D(2)
                                          Marc Florette
                                         Deputy: Xavier Votron

Notes
1 Reporting to Gerard Mestrallet
2 Reporting to Jean-Francois Cirelli

                                       14

Management structure

                     A management committee with 6 members

Chairman and chief executive officer Gerard Mestrallet

Vice chairman and president          Jean-Francois Cirelli

Executive vice presidents            Yves Colliou
                                     Jean-Marie Dauger
                                     Jean-Pierre Hansen
                                     Gerard Lamarche

                             An executive committee

                    The members of the management committee

          The operational directors and the support function directors

                        A balanced management structure

                                       15

                                                                Press conference

                             Gaz de France     SUEZ

                                 Merger update:
                      Proposed structure of the new group

                                                               30th October 2006